EXHIBIT 1.01

Conflict Minerals Report of Advanced Energy Industries, Inc.

For Year Ending December 31, 2022

Introduction and Company Overview

This Conflict Minerals Report of Advanced Energy Industries, Inc. (“AE”) for the reporting year January 1, 2022 to December 31, 2022 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). All references to "Company", "we", "our" and similar references are references to Advanced Energy Industries, Inc. and its consolidated subsidiaries. AE provides highly engineered, mission-critical, precision power conversion, measurement, and control solutions to our global customers. We design, manufacture, sell, and support precision power products that transform, refine, and modify the raw electrical power coming from either the utility or the building facility and convert it into various types of highly controllable, usable power that is predictable, repeatable, and customizable to meet the necessary requirements for powering a wide range of complex equipment. Our power solutions enable innovation in complex semiconductor and thin film plasma processes such as dry etch, strip and deposition, high and low voltage applications such as semiconductor process control, data center computing, networking, telecommunication, medical equipment, life science applications, industrial technology and production, scientific instruments, clean technology production, advanced material production and temperature-critical thermal. We also supply related sensing, controls, and instrumentation products for advanced measurement and calibration of radio frequency power and temperature, and electrostatic instrumentation products for test and measurement applications (all such products described in this paragraph, the “AE Products”). Our network of global service support centers provides a recurring revenue opportunity as we offer repair services, conversions, upgrades, refurbishments, and used equipment to companies using the AE Products. Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716, for definitions of the terms used in this report, unless otherwise defined herein.

For the 2022 calendar year, AE determined that tin, tungsten, tantalum, and/or gold (“3TGs”) were necessary to the functionality or production of the AE Products that were manufactured or contracted to be manufactured. As a downstream supplier of the AE Products, the Company is far down the supply chain from the actual mining or refining of 3TGs. By engaging with its direct suppliers, the Company conducted a reasonable country of inquiry (“RCOI”) to determine whether any of the 3TGs in our products originated in the Democratic Republic of Congo or adjoining countries (“Covered Countries”). The Company conducted good faith due diligence on the source and chain of custody of the necessary 3TGs as summarized in this Conflict Minerals Report.

AE is committed to complying with the requirements of Rule 13p-1 and upholding responsible sourcing practices. As such, the Company has put into place a robust due diligence program to ensure its contributions to upholding human rights and responsible practices across the supply chain.

Conflict Minerals Policy

The Company's Conflict Minerals Policy states our intent to avoid knowingly procuring materials that contain 3TGs that originate in the Covered Countries and that are not certified as conflict-free. The Company communicates the expectation that our suppliers adhere to this practice as well. The policy also encourages our suppliers to establish and follow appropriate due diligence programs and provide us with information regarding the source of 3TGs in the material they sell to us. Our conflict mineral policy is available on our website at https://www.advancedenergy.com/globalassets/non-resource-library-assets/sds-documents/conflict-minerals-policy.pdf.

Description of Reasonable Country of Origin Inquiry

To determine whether necessary 3TGs in products originated in Covered Countries, AE reviewed the supply chain and conducted an RCOI as it relates to 3TGs. To implement the RCOI, the Company surveyed its direct suppliers to collect information regarding the presence and sourcing of 3TG used in the products supplied to the Company. The survey used the Conflict Minerals Reporting Template (“CMRT”) version 6.10 or higher to conduct a survey of in-scope suppliers. Information was collected and stored on a company server.

The supplier engagement process can be summarized as follows:

●	Initial communication requesting CMRTs;
●	After May 30, 2022, weekly follow up requests were sent to non-responsive suppliers requesting CMRTs;
●	Non-responsive suppliers’ websites were searched for their CMRT;
●	The final deadline for suppliers to provide information for the 2022 reporting year was February 13, 2023.

Suppliers were contacted regarding invalid or incomplete forms and encouraged to make corrections and submit a valid form. Suppliers are also provided with guidance on how to correct validation errors in the form of feedback on their CMRT and by direct engagement. The total response rate for this reporting year was 88%, with no invalid submissions. This compares to a response rate of 88% for 2021, 87% for the 2020 and 2019 reporting years.

Based on its RCOI, the Company determined it had insufficient information to conclude either (i) that all of its necessary 3TGs originated outside the Covered Countries or from sources within the Covered Countries deemed “Conformant” by the Responsible Minerals Initiative (“RMI”), or (ii) that all of its necessary 3TGs came from recycled or scrap sources. As a result, AE performed further due diligence on the source and chain of custody of the 3TGs in question.

Due Diligence

As a downstream purchaser of products which contain conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. We also rely, to a large extent, on information collected and provided by responsible mineral sourcing validation programs. Such sources of information may yield inaccurate or incomplete information.

The Company utilizes internal resources within its supply chain organization in collaboration with its environmental compliance manager to lead the due diligence efforts. The CMRTs are used to help identify the upstream sources of 3TGs. Based on the list of smelter or refiners (“SORs”) maintained by the RMI and the RCOI responses received from its suppliers, the Company identified a total of 350 SORs that may be in its supply chain. These SORs were compared to the RMI’s Responsible Minerals Assurance Process (“RMAP”) list of audited SORs.

The Company relies on the third-party audits of SORs that are conducted as part of the RMAP. The RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the 3TGs used by SORs that agree to participate in the program. Of the 350 SORs identified in the supply chain, 71% are RMAP conformant. For the significant majority of SORs reported by the Company’s suppliers, there is inadequate information available to assess the source of the 3TGs they process. Therefore, AE concluded in good faith that it lacks sufficient information to trace the source and chain of custody of any 3TGs contained in its products up through the supply chain to a specific SOR or, in turn, to a country or mine of origin.

Future Mitigation

The Company intends to undertake the following steps during the calendar year 2023 to improve the due diligence process and mitigate the risk that 3TGs in our products might benefit armed groups in the Covered Countries, including:

●	Continue education efforts internally and with our suppliers about 3TG reporting requirements;
●	Continue to compare RCOI results to information collected via independent conflict free SOR validation programs such as those referenced in this report; and
●	Contact SORs identified as a result of the RCOI process and requesting their participation in obtaining a “conflict free” designation from an industry program such as those referenced in this report.

Forward-Looking Statement Disclaimer

This report includes forward-looking statements, including but not limited to those regarding AE’s expected future supplier diligence and engagement efforts and development of related processes. These statements and their underlying assumptions are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from current expectations, including but not limited to: regulatory changes and judicial developments relating to conflict minerals disclosure; changes in our supply chain, components and parts, or products; industry developments relating to supply chain diligence, disclosure and other practices; and other risks described in our most recent Form 10-Q and other SEC filings. Forward-looking statements are based on estimates, projections and assumptions as of May 26, 2023, and AE undertakes no obligation to update any such statements.